
October 6, 2020

Daniel Shribman
Chief Executive Officer
B. Riley Principal Merger Corp. II
299 Park Avenue, 21st Floor
New York, New York 10171

> **Re: B. Riley Principal Merger Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 11, 2020**
> **File No. 001-39291**

Dear Mr. Shribman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 11, 2020

General

1. Please revise your letter to stockholders to clearly state that it is your preliminary proxy statement.

Background of the Business Combination, page 74

2. We note your disclosure that prior to the consummation of BMRG's IPO in May 2020, a search for a potential target had not been conducted. We also note your disclosure that in 2019, Mr. Shribman was looking for potential acquisition targets, and that on July 15, 2019 BMRG and Eos entered into a negotiated non-disclosure agreement. Please revise accordingly.

3. Please revise to clarify how the transaction structure and consideration evolved during the negotiations between the parties, including proposals and counter-proposals made during the course of those negotiations.

BMRG's Board of Directors' Reasons for the Approval of the Business Combination, page 76

4. Please expand your disclosure to provide the basis for your claim that Eos will be the first fully commercialized industrial energy storage business in the United States capable of fulfilling sizable customer orders.

Certain Projected Financial Information, page 78

5. Please revise your projections table found on page 79 to include information for 2023 and 2024 as provided in the Investor Presentation included with the Form 8-K dated September 8, 2020. In addition, please revise your filing to include all material information found in the Investor Presentation. For example, but not limited to, material facts, figures, and graphics that serve as the basis for your claim that your product provides lower customer risk, increased return on investment, and added safety.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joel Rubinstein